Exhibit 99.1

Qutoutiao Inc. Reports First Quarter 2021 Unaudited Financial Results

SHANGHAI, China, June 1st, 2021 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•

Net revenues decreased 8.6% year-over-year to RMB1,291.0 million (US$197.0 million), while slightly decreased by 0.9% quarter-over-quarter from RMB1,302.4 million in the previous quarter, and was at the high end of the Company’s guided range.

•

Net loss was RMB149.0 million (US$22.7 million), compared to net loss of RMB531.8 million in the first quarter of 2020 and net loss of RMB81.8 million in the fourth quarter of 2020. Net loss margin was 11.5%, compared to 37.7% in the first quarter of 2020 and 6.3% in the fourth quarter of 2020.

•

Non-GAAP net loss[1] was RMB55.4 million (US$8.5 million), compared to non-GAAP net loss of RMB388.1 million in the first quarter of 2020 and non-GAAP net profit of RMB50.8 million in the fourth quarter of 2020. Non-GAAP net loss margin was 4.3%, compared to non-GAAP net loss margin of 27.5% in the first quarter of 2020 and non-GAAP profit margin of 3.9% in the fourth quarter of 2020.

•	Combined average MAUs[2] were 133.3 million, representing a decrease of 3.6% from 138.3 million in the first quarter of 2020; as well as an increase of 6.9% from 124.7 million in the previous quarter.
•

Combined average DAUs[3] were 31.7 million, representing a decrease of 30.6% from 45.6 million in the first quarter of 2020; as well as a slight decrease of 1.9% from 32.3 million in the previous quarter.

•	Average daily time spent per DAU was 47.1 minutes, compared to 62.4 minutes in the first quarter of 2020 and 50.3 minutes in the previous quarter.

Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented, "While we continue to maintain a balance between growth and profitability, we have stepped up our investments in driving Midu Novels forward following our latest financing round and have been pleased with the pace of progress so far this year. We expect the overall business to be stable with improving underlying profitability going forward."

First Quarter 2021 Financial Results

Net revenues in the first quarter of 2021 were RMB1,291.0 million (US$197.0 million), a decrease of 8.6% from RMB1,411.8 million in the first quarter of 2020, and a decreaseof 0.9% from RMB1,302.4 million in the previous quarter.

[1]

For more information on the non-GAAP financial measures, see the section entitled “Use of Non-GAAP Financial Measures” below and the table captioned “Reconciliation of GAAP And Non-GAAP Results” set forth at the end of this press release.

[2]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[3]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

Advertising and marketing revenues were RMB1,228.0 million (US$187.4 million) in the first quarter of 2021, a decrease of 10.0% from RMB1,364.0 million in the first quarter of 2020, primarily due to the Company’s strategy to prioritise optimizing operational efficiency and financial health. The Company has paid closer attention to the quality and the profile of its user base, rather than the absolute size or growth of it. As a result, the Company has narrowed its net losses and reduced its operating cash outflow despite the smaller user base compared with the same period in the prior year.

Other revenues were RMB62.9 million (US$9.6 million) in the first quarter of 2021, an increase of 31.7% from RMB47.8 million in the first quarter of 2020. The increase was primarily due to the increase in revenues from live-streaming and other new business initiatives.

Cost of revenues were RMB381.3million (US$58.2 million) in the first quarter of 2021, a decrease of 17.2% from RMB460.8 million in the first quarter of 2020, primarily attributable to the decreases in IT infrastructure costs, integrated markeing service costs which are in line with the decrease in integrated markting service revenues; media content sharing costs; the decrease was partially offset by an increase in content and media procurement costs due to the Company’s ongoing investment in improving content quality.

Gross profit was RMB909.7 million (US$138.8 million) in the first quarter of 2021, a decrease of 4.3% from RMB951.0 million in the first quarter of 2020. Gross margin was 70.5%, compared to 67.4% in the first quarter of 2020. The increase of gross margin was mainly due to the decrease in integrated marketing services with lower gross profit margin, which resulted in higher mixed gross profit margin; the increase was patially offset by the increase in content procurement costs.

Research and development expenses were RMB186.7 million (US$28.5 million) in the first quarter of 2021, a decrease of 33.5% from RMB280.9 million in the first quarter of 2020 primarily due to a reduction in overall research and development headcount.

Sales and marketing expenses were RMB800.7 million (US$122.2 million) in the first quarter of 2021, a decrease of 25.5% from RMB1,074.5 million in the first quarter of 2020. Sales and marketing expenses as a percentage of net revenues were 62.0% in the first quarter of 2021, compared to 76.1% in the first quarter of 2020 and 52.2% in the fourth quarter of 2020.

User engagement expenses were RMB179.1 million (US$27.3 million) in the first quarter of 2021, representing a decrease of 64.7% year-over-year and an increase of 9.7% quarter-over-quarter. User engagement expenses per DAU per day were RMB0.06 in the first quarter of 2021, compared to RMB0.12 in the first quarter of 2020 and RMB0.05 in the fourth quarter of 2020. The decrease of user engagement expenses was primarily due to the Company’s ongoing efforts in optimizing user engagement expenses for its loyalty program, as well as the enhanced content algorithm facilitated by the Company’s AI platform that aims to match the content much more precisely with users’ personalized needs.

User acquisition expenses were RMB588.7 million (US$89.9 million) in the first quarter of 2021, an increase of 17.3% year-over-year and an increase of 48.3% quarter-over-quarter. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing. The year-over-year increase was primarily the result of growing investment in Midu Novel and the development of new applications. User acquisition expenses per new installed user4 in the first quarter of 2021 were RMB5.78, compared to RMB7.89 in the fourth quarter of 2020 and RMB4.60 in the first quarter of 2020.

Other sales and marketing expenses were RMB32.9 million (US$5.0 million) in the first quarter of 2021, decreased 49.5% year-over-year from RMB65.1 million in the first quarter of 2020.

General and administrative expenses were RMB101.6 million (US$15.5 million) in the first quarter of 2021, a decrease of 5.5% from RMB107.5 million in the first quarter of 2020, mainly due to the deduction in overall general and administrative headcount and consequentially the decrease in compensation expenses, including share-based compensations; the decrease was partially offset by the increase in bad-debt provision for account receivables as we adopted ASC-326, Measurement of Credit Losses on Financial Instruments, effective January 1, 2020.

Loss from operations was RMB147.4 million (US$ 22.5 million) in the first quarter of 2021, compared to RMB504.7 million in the first quarter of 2020. Operating loss margin was 11.4%, compared to 35.8% in the first quarter of 2020.

Non-GAAP loss from operations was RMB53.7 million (US$8.2 million) in the first quarter of 2021, compared to a non-GAAP loss from operations of RMB361.0 million in the first quarter of 2020.

Non-GAAP operating loss margin was 4.2%, compared to non-GAAP operating loss margin of 25.6% in the first quarter of 2020.

Net loss was RMB149.0 million (US$22.7 million), compared to net loss of RMB531.8 million in the first quarter of 2020. Net loss margin was 11.5%, compared to 37.7% in the first quarter of 2020.

Non-GAAP net loss was RMB55.4 million (US$8.5 million), compared to non-GAAP net loss of RMB388.1 million in the first quarter of 2020. Non-GAAP net loss margin was 4.3%, compared to a Non-GAAP loss margin of 27.5% in the first quarter of 2020.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB175.0 million (US$26.7 million) in the first quarter of 2021, compared to RMB543.5 million in the first quarter of 2020.

Non-GAAP net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB81.3 million (US$12.4 million) in the first quarter of 2021, compared to a Non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders was RMB399.7 million in the first quarter of 2020.

Basic and diluted net loss per American Depositary Share (“ADS”) was RMB0.58 (US$0.09) in the first quarter of 2021. Non-GAAP basic and diluted net loss per ADS was RMB0.27 (US$0.04) in the first quarter of 2021. Each four ADSs represent one Class A ordinary share of the Company.

[4]	“New installed user” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once.

Balance Sheet

As of March 31, 2021, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB1,105.8 million (US$168.8 million), compared to RMB985.8 million as of December 31, 2020. The increase in cash, cash equivalents, restricted cash and short-term investments was primarily due to the improvement in working capital management. Cash flow generated from operating activities during the first quarter of 2021was RMB156.0 million.

While the Company continues to execute business plans to improve their liquidity position, the Convertible Loan which the Company issued with principal amounting to US$171.1 million (RMB1,192.0 million) will mature within one year from the first quarter 2021 earnings announcement date. Given the significance of the loan, there is uncertainty regarding the Company’s ability to repay the Convertible Loan upon maturity, which raises substantial doubt about the Company’s ability to continue as a going concern. The first quarter 2021 unaudited financial information does not include any adjustment that is reflective of this uncertainty.

Business Outlook

For the second quarter of 2021, the Company expects group net revenues to be between RMB1,150 to RMB1,200 million.

Conference Call

Qutoutiao’s management will host an earnings conference call at 8:00 A.M. U.S. Eastern Time on Tuesday, June 1, 2021 (8:00 P.M. Beijing/Hong Kong time on Tuesday, June 1, 2021).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/1275232 at least 15 minutes prior to the scheduled call start time.

Please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until 09:59 A.M. U.S Eastern Time on June 9, 2021, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong :	+852-3051-2780
China:	400-632-2162
Replay Access Code:	1275232

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP profit or loss from operations, non-GAAP operating profit or loss margin, non-GAAP net profit loss, non-GAAP net profit or loss margin, non-GAAP net profit or loss attributable to Qutoutiao Inc.’s ordinary shareholders and non-GAAP basic and diluted net profit or loss per ADS, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the rate in effect as of March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 outbreak; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-5889-0398

E-mail: ir@qutoutiao.net

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in RMB, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	494,474,891	730,065,142
Restricted cash	100,315,940	101,492,017
Short-term investments	391,033,374	274,245,408
Accounts receivable, net	737,789,173	931,202,324
Amount due from related parties	383,594,360	288,332,000
Prepayments and other current assets	365,108,503	319,252,432
Total current assets	2,472,316,241	2,644,589,323

Non-current assets:
Accounts receivables, non-current	54,638,516	28,431,000
Long-term Investments	82,888,709	85,811,509
Property and equipment, net	17,212,799	15,011,504
Intangible assets	83,122,972	208,456,924
Goodwill	7,268,330	7,268,330
Right-of-use assets, net	50,318,882	35,002,343
Other non-current assets	148,091,140	8,859,589
Total non-current assets	443,541,348	388,841,199
Total assets	2,915,857,589	3,033,430,522

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	70,000,000	50,000,000
Accounts payable	448,980,738	461,174,606
Amount due to related parties	22,476,683	12,104,820
Registered users’ loyalty payable	72,626,546	66,156,768
Advance from customers and deferred revenue	140,776,350	129,638,961
Salary and welfare payable	149,703,938	104,970,877
Tax payable	97,143,585	74,416,325
Lease liabilities, current	20,760,421	16,680,811
Accrued liabilities related to users’ loyalty programs	100,087,815	98,913,472
Accrued liabilities and other current liabilities	763,434,272	1,039,846,862
Total current liabilities	1,885,990,348	2,053,903,502

Lease liabilities, non-current	23,755,721	18,536,887
Convertible loan	1,174,867,883	1,192,007,318
Deferred tax liabilities	18,825,416	18,224,606
Other non-current liabilities	4,255,931	3,659,294
Non-current liabilities	1,221,704,951	1,232,428,105
Total liabilities	3,107,695,299	3,286,331,607

Total redeemable non-controlling interests	1,093,526,058	1,126,942,304

Shareholders’ deficit
Ordinary shares	46,817	47,609
Treasury stock	(142,228,779)	(142,228,779)
Additional paid-in capital	4,784,314,735	4,877,982,827
Accumulated other comprehensive income	84,319,590	71,331,666
Accumulated deficit	(6,007,226,873)	(6,182,217,275)
Total Qutoutiao Inc. shareholders’ deficit	(1,280,774,510)	(1,375,083,952)
Non-controlling interests	(4,589,258)	(4,759,437)
Total deficit	(1,285,363,768)	(1,379,843,389)

Total liabilities, redeemable non-controlling interests and shareholders’ deficit	2,915,857,589	3,033,430,522

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended
	March 31	December 31	March 31
	2020	2020	2021
	RMB	RMB	RMB

Advertising and marketing revenues	1,363,999,871	1,241,937,710	1,228,033,176
Other revenues	47,796,796	60,453,505	62,946,476
Net revenues	1,411,796,667	1,302,391,215	1,290,979,652

Cost of revenues	(460,755,006)	(441,690,570)	(381,275,238)
Gross profit	951,041,661	860,700,645	909,704,414

Operating expenses:
Research and development expenses	(280,863,263)	(199,688,448)	(186,683,566)
Sales and marketing expenses	(1,074,527,955)	(680,260,528)	(800,693,513)
General and administrative expenses	(107,495,935)	(94,388,918)	(101,610,889)
Total operating expenses	(1,462,887,153)	(974,337,894)	(1,088,987,968)

Other operating income	7,117,280	23,545,402	31,929,244

Loss from Operations	(504,728,212)	(90,091,847)	(147,354,310)

Investment income/ (expenses), net	(16,530,832)	19,990,057	2,665,996
Interest expense, net	(3,412,695)	(9,452,396)	(7,804,047)
Foreign exchange related loss, net	(2,526,636)	(1,570,785)	(2,813,369)
Other income/(expense), net	(3,519,931)	(1,032,721)	6,047,582
Non-operating income (loss)	(25,990,094)	7,934,155	(1,903,838)

Loss before provision for income taxes	(530,718,306)	(82,157,692)	(149,258,148)
Income tax benefits/ (expense), net	(1,101,528)	349,080	224,346

Net loss	(531,819,834)	(81,808,612)	(149,033,802)

Net loss attributable to non-controlling interests	206,973	250,212	170,179
Net loss attributable to Qutoutiao Inc.	(531,612,861)	(81,558,400)	(148,863,623)

Accretion to convertible redeemable preferred shares redemption value	(11,865,025)	(11,942,181)	(26,126,779)
Gains on repurchase of preferred shares	-	14,841,680	-
Deemed dividend to preferred shareholders	-	-	-

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(543,477,886)	(78,658,901)	(174,990,402)

Net loss	(531,819,834)	(81,808,612)	(149,033,802)
Other comprehensive loss/(income):
Foreign currency translation adjustment, net of nil tax	(16,231,212)	67,967,476	(12,987,924)
Total comprehensive loss	(548,051,046)	(13,841,136)	(162,021,726)
Comprehensive loss attributable to non-controlling interests	206,973	250,212	170,179
Comprehensive loss attributable to Qutoutiao Inc.	(547,844,073)	(13,590,924)	(161,851,547)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(1.92)	(0.26)	(0.58)

Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic	283,632,888	297,045,912	299,548,372
— Diluted	283,632,888	297,045,912	299,548,372

QUTOUTIAO INC.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended
	March 31	December 31	March 31
	2020	2020	2021
	RMB	RMB

Loss from Operations	(504,728,212)	(90,091,847)	(147,354,310)
Add: Share-based compensation expenses
Cost of revenues	3,484,267	1,982,055	995,965
General and administrative	52,481,244	44,713,522	41,086,463
Sales and marketing	21,687,394	39,252,233	2,310,612
Research and development	66,097,344	46,669,180	49,275,052

Non-GAAP Profit / (Loss) from Operations	(360,977,963)	42,525,143	(53,686,218)

Net loss	(531,819,834)	(81,808,612)	(149,033,802)
Add: Share-based compensation expenses
Cost of revenues	3,484,267	1,982,055	995,965
General and administrative	52,481,244	44,713,522	41,086,463
Sales and marketing	21,687,394	39,252,233	2,310,612
Research and development	66,097,344	46,669,180	49,275,052

Non-GAAP net profit / (loss)	(388,069,585)	50,808,378	(55,365,710)

Net loss attributable to Qutoutiao Inc.	(531,612,861)	(81,558,400)	(148,863,623)
Add: Share-based compensation expenses
Cost of revenues	3,484,267	1,982,055	995,965
General and administrative	52,481,244	44,713,522	41,086,463
Sales and marketing	21,687,394	39,252,233	2,310,612
Research and development	66,097,344	46,669,180	49,275,052

Non-GAAP net profit / (loss) attributable to Qutoutiao Inc.	(387,862,612)	51,058,590	(55,195,531)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(543,477,886)	(78,658,901)	(174,990,402)
Add: Share-based compensation expenses
Cost of revenues	3,484,267	1,982,055	995,965
General and administrative	52,481,244	44,713,522	41,086,463
Sales and marketing	21,687,394	39,252,233	2,310,612
Research and development	66,097,344	46,669,180	49,275,052

Non-GAAP Net profit / (loss) attributable to Qutoutiao Inc.’s ordinary shareholders	(399,727,637)	53,958,089	(81,322,310)

Non-GAAP net profit / (loss) per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(1.41)	0.18	(0.27)

Weighted average number of ADS used in computing basic and diluted earnings per ADS
— Basic	283,632,888	297,045,912	299,548,372
— Diluted	283,632,888	300,659,508	299,548,372

QUTOUTIAO INC.

Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	March 31	June 30	September 30	December 31	March 31
	2020	2020	2020	2020	2021
Net revenues	1,411.8	1,441.0	1,130.0	1,302.4	1,291.0

User engagement expenses[5]	507.5	457.2	264.7	163.2	179.1
User acquisition expenses[6]	502.0	435.7	385.9	397.1	588.7
Other sales and marketing expenses	65.1	32.5	50.9	119.9	32.9

Total sales and marketing expenses	1,074.5	925.3	701.5	680.3	800.7

Combined Average MAUs (in millions)	138.3	136.5	120.5	124.7	133.3
Combined Average DAUs (in millions)	45.6	43.0	39.7	32.3	31.7
New installed users (in millions)	109.2	132.2	67.3	50.3	101.8

Average net revenues per DAU per day (RMB)	0.34	0.37	0.31	0.44	0.45
User engagement expenses per DAU per day (RMB)	0.12	0.12	0.07	0.05	0.06
User acquisition expenses per new installed user (RMB)	4.60	3.30	5.73	7.89	5.78

[5]

We offer loyalty program for registered users of our mobile applications to enhance user engagement and loyalty and incentivise word-of-mouth referrals. “User engagement expenses” refer to the cost of loyalty points associated with taking specific actions, such as viewing and sharing of content, that encourage engagement and retention on our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User engagement expenses per average DAUs per day” refer to such expenses incurred on an average DAU per day during a particular period.

[6]

“User acquisition expenses” refer to the sum of the cost of loyalty points associated with referring new users to register on our mobile applications and the cost of third-party advertising and marketing of our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User acquisition expenses per new installed user” refer to the average cost of acquiring a new installed user from both word-of-mouth referrals and third-party channels.